I

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645204

(CUSIP Number)

Trung T. Doan

SemiLEDs Corporation

3F, No.11 Ke Jung Rd., Chu-Nan Site,

Hsinchu Science Park, Chu-Nan 350,

Miao-Li County, Taiwan, R.O.C.

+886-37-586788

With a copy to:

Brett Cooper, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

415-773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Trung T. Doan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
NUMBER OF SHARES		3,752,334(a)
BENEFICIALLY
OWNED BY EACH
SOLE DISPOSITIVE POWER
REPORTING PERSON	9

WITH		1,275,999(b)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,752,334

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE			☐
12	INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.30%(c)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_____________________________________
(a)
Includes (1) 127,141 shares of common stock, par value $0.0000056 per share (the “Common Stock”) of SemiLEDs Corporation, a Delaware corporation (the “Issuer”) owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee and (2) 1,148,858 shares of Common Stock held directly by the Reporting Person. Also includes 31,036 shares of Common Stock of the Issuer directly owned directly by JRS Properties III LLLP and 2,445,299 shares of Common Stock of the Issuer directly held by Simply Taiwan, Inc, pursuant to the Voting Agreement (as more fully described below).

(b)
Includes (1) 1,148,858 shares of Common Stock held by the Reporting Person and (2) 127,141 shares of Common Stock of the Issuer owned directly by The Trung Doan 2010 GRAT.

(c)
Based on 7,175,238 shares of Common Stock of the Issuer outstanding as of April 3, 2024, as reported on the Issuer’s most recently filed Quarterly Report on Form 10-Q for the quarter ended February 29, 2024.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013 (as amended and supplemented from time to time, this “Schedule 13D”) is being filed by Trung T. Doan (the “Reporting Person”) pursuant to Section 13(d) of the Exchange Act and Rule 13d-2(a) thereunder, to reflect the entry into a Voting Agreement, dated as of June 3, 2024, by and among the Reporting Person, the Trung Tri Doan 2010 GRAT, Simplot Taiwan, Inc., and JRS Properties III LLLP (the “Voting Agreement”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment No. 4. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end of Item 3:

No consideration was paid or received in connection with the entry into the Voting Agreement described in Item 4.

Item 4. Purpose of Transaction

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

Item 4 of the Schedule 13D is hereby amended by adding the following at the end of Item 4(a):

The Reporting Person, in his capacity as a stockholder of the Company, entered into a Voting Agreement, dated June 3, 2024, with certain other stockholders of the Company. A copy of the Voting Agreement is included herein as Exhibit 99.1 within Item 7. (The Reporting Person and the other stockholders who are parties to the Voting Agreement shall be collectively referenced hereinafter as the “Stockholder Group”. The aggregate amount of shares of Common Stock owned by them constitutes a majority of the issued and outstanding shares of the Company as of the date of this filing.) Pursuant to the Voting Agreement, the Stockholder Group agreed to vote the shares of the Common Stock owned by them in favor of certain matters presented by the Issuer to its stockholders as provided in Item 1(a) of the Voting Agreement.

The Voting Agreement is effective as of June 3, 2024, and terminates upon at least ten days’ written notice to the other members of the Stockholder Group or upon material breach of the terms therein. In addition, the Voting Agreement automatically terminates upon the earliest of (1) the Simplot Shareholders or the Doan Shareholders (each as defined in the Voting Agreement) no longer own securities of the Issuer; (2) the sale of all or substantially all of the Issuer’s assets; (3) the dissolution, insolvency or liquidation of the Issuer; (4) the death, bankruptcy, insolvency or dissolution of any of the Shareholders (as defined in the Voting Agreement), or (5) the Stockholder Group’s joint written agreement to terminate the Voting Agreement.

The Reporting Person may, from time to time or at any time, take further action, alone or in concert with other stockholders of the Company or other third parties, based on concerns regarding the Company, may formulate a plan with respect to such matters, and may hold discussions with or make formal proposals to management or the board of directors of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is amended and restated in its entirety as follows:

(a)

 As of the date of this filing, the Reporting Person beneficially owns an aggregate of 3,752,334 shares of Common Stock, or 52.30%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Simplot Taiwan, Inc.	2,445,299	34.08%	0	3,752,334	2,445,299	0
JRS Properties III LLLP	31,036	0.43%	0	3,752,334	31,036	0
Trung Tri Doan(1)	1,275,999	17.78%	0	3,752,334	1,275,999	0
(1)
Includes 127,141 shares of common stock of the Issuer owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee.

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 7,175,238 shares of Common Stock issued and outstanding as of April 3, 2024 as reported in the Company’s Quarterly Report on Form 10-Q filed on April 12, 2024.

(d) To the best of the knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is amended and restated in its entirety as follows:

References to the Voting Agreement in the above Item 4 section of this Schedule 13D are incorporated by reference herein as if fully restated here and the Voting Agreement, attached hereto as Exhibit 99.1, is incorporated by reference herein. The description of the Voting Agreement in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such agreement.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
99.1	Voting Agreement, dated June 3, 2024, among the Reporting Person, Simplot Taiwan, Inc. and JRS Properties III LLLP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024

/s/ Trung T. Doan
TRUNG T. DOAN